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SECURITIES . [barcode 08028617] N
V

A/B*
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 50853

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CJS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 MAIN STREET, SUITE 325
(No. And Street)

WHITE PLAINS	NY	10606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ARNOLD URSANER — (914) 287-7600
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

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OATH OR AFFIRMATION

I, ARNOLD URSANER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CJS SECURITIES, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

SUZANNE GAYLE DEPASO
Notary Public State of New York
No. 4973049
Qualified in Westchester County
Commission Expires 10/9/2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

*****For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

CJS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
CJS Securities, Inc.:

We have audited the accompanying statement of financial condition of CJS Securities, Inc. (the "Company") as of December 31, 2007. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CJS Securities, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
February 26, 2008

CJS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 1,367,260
Due from broker and clearing deposits	397,310
Commissions receivable	523,008
Securities owned, at market value	942,343
Other assets and receivables	165,481
TOTAL ASSETS	$ 3,395,402

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accrued expenses	$ 88,931
Shareholder's Equity:	
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	262,571
Retained earnings	3,043,800
Total Shareholder's Equity	3,306,471
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 3,395,402

The accompanying notes are an integral part of this financial statement.

CJS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2007

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

CJS Securities, Inc. (the "Company") was incorporated in New York on November 5, 1997 and began operations on July 1, 1998 as a broker-dealer. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA").

The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Act").

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, that also requires broker-dealers to value securities at fair market value.

The Company executes its trades through other member firms and records all securities transactions on a trade date basis.

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 2. RELATED PARTY TRANSACTIONS

The Company has an agreement with a related company owned by the same shareholder for the use of office space, utilities, and certain office equipment. The Company incurs 100% of the lease obligation in return for the use of the premises and the equipment. This agreement is on a month to month basis and can be terminated at any time by either party without incurring any liabilities.

NOTE 3. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

The Company's activities involve the introduction of transactions on a fully disclosed basis with a clearing broker on behalf of its customers. Through contractual agreements with the clearing broker, the Company is liable in the event its customers are unable to fulfill their contracted obligations with the clearing broker.

NOTE 3. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK (continued)

The customers' activities are transacted on either a cash or margin basis through the facilities of a clearing broker. In margin transactions, the clearing broker extends credit to customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker executes and clears customers' transactions involving the sale of securities not yet purchased ("short sales"). These transactions may expose the Company to significant off-balance-sheet risk in the event the customers fail to satisfy their obligations to the clearing broker. The Company may then be required to compensate the clearing broker for losses incurred on behalf of the customers.

The Company, through its clearing broker, seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and the clearing broker's internal guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or distributions be made in certain instances. The Rule also requires minimum net capital in an amount equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2007, the Company had net capital of $2,808,950 and excess net capital of $2,708,950.

NOTE 5. INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code and a similar provision in New York State. Accordingly, the corporation is not considered a taxable entity for federal and state purposes. Any taxable income, losses or credits are reported by each stockholder on their individual tax returns.

The Company is subject to the New York State Franchise tax which imposes a minimum tax based on variables affected by the Company's operations.

NOTE 6. PENSION PLAN

The Company has a non-contributory defined benefit pension plan with a December 31 year-end. Employees over the age of twenty-one become eligible to participate in the plan after a minimum of one year and at least one thousand hours of service. Plan benefits vest at the rate of 20% each year after two years of service. Included in the accrued expenses on the financial statements is $77,497 for the plan year ending December 31, 2007.

END